16003759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 26 2016 Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Capital Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez 786-999-1613 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800 (Address) Miami (City) Florida (State) 33131 (Zip Code)

SEC Mail Processing Section FEB 26 2016 Washington DC 409

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Capital Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Deputy General Manager / FinOp

Title

NANCY M BAYER
Notary Public - State of Florida
My Comm. Expires Aug 11, 2018
Commission # FF 113435

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

We have audited the accompanying statements of financial condition of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) (the "Company") as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Credicorp Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As noted in Note 1 to the financial statements, the Company is part of an affiliated group of companies and has extensive transactions with the Parent and its affiliates. Our opinion is not modified with respect to this matter.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audits of Credicorp Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Credicorp Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 24, 2016

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2015**	**2014**
Cash	$ 2,627,075	$ 3,242,107
Cash at clearing organization	123,195	132,291
Deposit with clearing organization	100,000	100,000
Securities owned, at fair value	-	423,500
Furniture, equipment and leasehold improvements, net	8,867	11,408
Income tax receivable	149,588	320,023
Deferred tax asset	-	105,690
Prepaid expenses	11,789	5,047
Accrued commission revenue	2,830	7,428
Other assets	53,950	49,106
TOTAL ASSETS	**$ 3,077,294**	**$ 4,396,600**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 32,261	$ 201,549
Accrued expenses	729,753	645,600
TOTAL LIABILITIES	762,014	847,149
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	815,280	2,049,451
TOTAL STOCKHOLDER'S EQUITY	2,315,280	3,549,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 3,077,294**	**$ 4,396,600**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2015	2014
REVENUES		
Commissions	1,403,944	1,452,667
Principal transactions	408,398	1,480,432
Chaperoning and non-chaperoning income	233,119	11,151
Interest income	59,585	50,225
Other income	328,977	-
TOTAL REVENUES	2,434,023	2,994,475
OPERATING EXPENSES		
Salaries and employee benefits	2,451,077	2,327,539
Clearing charges	347,166	408,899
Rent	127,535	132,905
Selling, general, and administrative	90,730	84,000
Communication expense	266,623	171,819
Professional service fees	158,564	192,945
Depreciation and amortization	4,579	8,970
Travel and entertainment	103,733	85,943
Interest	3,482	11,089
Insurance	12,417	11,050
Other operating expenses	146,186	167,913
TOTAL OPERATING EXPENSES	3,712,092	3,603,072
LOSS BEFORE INCOME TAX BENEFIT	(1,278,069)	(608,597)
INCOME TAX BENEFIT	(43,898)	(200,065)
NET LOSS	**(1,234,171)**	**(408,532)**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2014	$ 1,000	$ 1,499,000	$ 2,457,983	$ 3,957,983
Net loss	-	-	(408,532)	(408,532)
BALANCES, DECEMBER 31, 2014	1,000	1,499,000	2,049,451	3,549,451
Net loss	-	-	(1,234,171)	(1,234,171)
BALANCES, DECEMBER 31, 2015	**$ 1,000**	**$ 1,499,000**	**$ 815,280**	**$ 2,315,280**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,234,171)	$ (408,532)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Loss on disposal of assets	1,203	-
Depreciation and amortization	4,579	8,970
Amortization of premiums on securities owned	-	14,429
Deferred tax asset	105,690	49,890
Deferred rent	4,464	8,124
(Increase) decrease in operating assets:		
Cash at clearing organization	9,096	38,419
Securities owned, at fair market value	423,500	2,124,206
Income tax receivable	170,435	(320,023)
Prepaid expenses	(6,742)	1,493
Accrued commission revenue	4,598	616
Other assets	(4,844)	(2,276)
Increase (decrease) in operating liabilities:		
Accounts payable	(169,288)	199,228
Income taxes payable	-	(11,085)
Accrued expenses	79,689	331,233
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(611,791)	2,034,692
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(3,241)	(5,279)
NET (DECREASE) INCREASE IN CASH	(615,032)	2,029,413
CASH, BEGINNING OF YEAR	3,242,107	1,212,694
CASH, END OF YEAR	**$ 2,627,075**	**$ 3,242,107**

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Credicorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013, Credicorp Ltd. transferred 100% of the shares of Credicorp Capital Securities, Inc. to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Substantially all of the Company's revenues, approximately 96% and 91% for the years ended December 31, 2015 and 2014, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Commissions, Chaperoning and Non-Chaperoning Income

Commissions, chaperoning and non-chaperoning income, and the related clearing expense are recorded on trade date basis as securities transactions occur.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2015 and 2014, the cash at clearing organization of $123,195 and $132,291 respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015 and 2014, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Reclassification

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2016, which is the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2015	2014
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 1,735,058	$ 2,739,265
Chaperoning and non-chaperoning income	233,119	11,151
Clearing charges expense	329,252	401,687
Rent expense	127,535	132,905
Selling, general, and administrative	90,000	84,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 7). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement is a flat fee of $9,000 and is recorded in the caption selling, general and administrative expense in accompanying statements of operations. The expense sharing agreement was renewed on October 1, 2015 for a one year period and is automatically renewed for successive one year periods.

In December 2014, the Company entered into chaperoning agreements with its affiliates in Colombia, Peru and Chile. The affiliates are foreign broker dealers that are not registered in the United States with the SEC and FINRA. These agreements allows the affiliates to conduct equity and fixed income transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the years ended December 31, 2015 and 2014, chaperoning revenue was $162,884 and $11,151, respectively. During the year end December 31, 2015, the Company generated $70,235 from non-chaperoning transactions, whereas the affiliates had oral or in-person contact with a US institutional investor without the participation or physical presence of the Company.

4. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 94% and 85% of the Company's total revenues for the years ended December 31, 2015 and 2014, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. INVESTMENTS OWNED, AT FAIR MARKET VALUE

Investments owned, at fair market value, consist of corporate bonds as of December 31:

	2015	2014
Corporate bonds	$ -	$ 423,500

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2015	2014
Leasehold improvements	302,204	302,204
Furniture and office equipment	143,487	143,487
Computer equipment	52,383	80,012
Software	6,838	6,838
Artwork	4,672	4,672
	509,584	537,213
Less: accumulated depreciation and amortization	(500,717)	(525,805)
Furniture, equipment and leasehold improvements, net	**8,867**	**11,408**

For the years ended December 31, 2015 and 2014, depreciation and amortization expense amounted to $4,579 and $8,970, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. Rent payments under operating lease are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for all operating leases was $127,535 and $132,905 for the years ended December 31, 2015 and 2014, respectively, including taxes. The sublease agreement expires during December 2022. The aggregate minimum lease payments under all operating leases and subleases as of December 31, 2015 would be approximately as follows:

Year ending December 31,

2016	$ 119,128
2017	122,702
2018	126,383
2019	130,174
2020	134,079
Thereafter	280,347
	$ 912,813

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax (benefit) expense for the years ended December 31, 2015 and 2014 consists of the following:

	2015	2014
Current provision:		
Federal	$ (149,588)	$ (249,955)
State	-	-
	(149,588)	(249,955)
Deferred provision:		
Federal	90,242	42,598
State	15,448	7,292
	105,690	49,890
Income tax benefit	**$ (43,898)**	**$ (200,065)**

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2015	2014
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 74,812	$ 78,256
Deferred rent	28,173	26,493
Net operating losses	356,114	-
Other	-	941
	459,099	105,690
Valuation allowance	(459,099)	-
	$ -	**$ 105,690**

There was a valuation allowance of $459,099 and $0, recorded against the deferred tax asset as of December 31, 2015, and 2014, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

8. INCOME TAXES (CONTINUED)

	2015	2014
Expected tax expense	$ (434,543)	$ (206,923)
State tax expense, net of Federal benefit	(46,057)	(21,881)
Permanet differences	3,158	-
Prior year differences	(26,736)	-
Change in valuation allowance	459,099	-
NOL carryback refund (rate diff)	1,181	28,739
	$ (43,898)	**$ (200,065)**

The Company has approximately $833,000 of Federal and $2,012,000 of State net operating loss carryforwards expiring in various amounts starting 2036.

The U.S. Federal jurisdiction and Florida is the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2012.

For the years ended December 31, 2015 and 2014, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $9,819 and $9,521 for the years ended December 31, 2015 and 2014, respectively.

10. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During June 2014, the Company entered into a new line of business, which resulted in the increase of their net capital requirement from $100,000 to $250,000. As of December 31, 2015 and 2014, the Company had net capital of $2,091,086 and $3,017,716, which was $1,841,086 and $2,767,716, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1 and 0.28 to 1 as of December 31, 2015 and 2014, respectively.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standards Codification ("ASC"), Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

11. FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 2.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2014 for each fair value hierarchy level. There were no assets that were measured at fair value on a recurring basis as of December 31, 2015. The Company did not have any financial assets or liabilities that were measured at fair value on a non-recurring basis as of December 31, 2015.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ -	$ 423,500	$ -	$ 423,500

SUPPLEMENTAL SCHEDULE

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 2,315,280
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	8,867
Income tax receivable	149,588
Prepaid expenses	11,789
Other assets	53,950
	224,194
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,091,086
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 2,091,086
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $250,000, whichever is greater	250,000
EXCESS NET CAPITAL	**1,841,086**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	762,014
TOTAL AGGREGATE INDEBTEDNESS	**762,014**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.36 to 1**

See Report of Independent Registered Public Accounting Firm.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2015

NET CAPITAL PER COMPUTATION	$ 2,091,086
Adjustments	2
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 2,091,088**

SCHEDULE III
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2015

As of December 31, 2015 and during the year then ended, the Company did not have any subordinated borrowings.

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Credicorp Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 24, 2016

CREDICORP CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2015

Credicorp Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2015.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2015 to December 31, 2015 without exception.

____

Credicorp Capital Securities, Inc.

I, Maria Elena Perez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 24, 2016

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

INFORMATION REGARDING SECURITIES INVESTOR
PROTECTION CORPORATION ASSESSEMENTS

Credicorp Capital Securities, Inc.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2015

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Credicorp Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Credicorp Capital Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Credicorp Capital Securities, Inc.'s management is responsible for the Credicorp Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
July 27, 2015	4909	SIPC	$ 2,475
January 29, 2016	5155	SIPC	$ 2,733

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which include focus reports, general ledger and financial statements for the year ended December 31, 2015, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include focus reports, general ledger and financial statements, for the year ended December 31, 2015, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than this specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 24, 2016

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)
SIPC General Assessment Reconciliation
Year Ended December 31, 2015

Total Revenues	$ 2,434,023
Less:	
Commissions, floor brokerage and clearance	347,166
Interest expense	3,482
	350,648
Net Operating Revenue	2,083,375
Times: General assessment rate	0.0025
General Assessment	5,208
Less: Payment made with SIPC-6	(2,475)
Balance Due	**$ 2,733**

See Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)